Exhibit 99.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT OF 2008 INTERIM RESULTS (UNAUDITED)

	FINANCIAL AND BUSINESS SUMMARY
	First half of 2008	% change over First half of 2007

Net production of oil and gas	92.4 million BOE	8.3%
Consolidated revenue	RMB 69.06 billion	63.6%
Consolidated net profit	RMB 27.54 billion	89.3%
Basic earnings per share	RMB 0.62	82.4%
Diluted earnings per share	RMB 0.61	79.4%
Interim dividend	HK$0.20 per share	53.8%

Chairman’s Statement

Dear Shareholders,

For CNOOC Limited, 2008 is a year of growth and execution. For the first half of the year, different business segments have made satisfactory progress which allows us to meet the targets set in the beginning of the year. Overall, I am pleased with the performance of the Company during this period.

Benefiting from high oil prices and effective cost control, the Company’s net profit for the first half of the year increased significantly which enables us to deliver satisfactory return for our shareholders once again. On operations, three projects started production, laying a good foundation for meeting our production target for the year. Our exploration activities are making steady progress. During the first half of the year, we made six new discoveries and achieved three successful appraisals. With breakthroughs in new areas and new frontiers, we have found new oil provinces and expanded into a new horizon for future exploration.

Effective Cost Control and Significant Profit Growth

As oil prices continued to maintain at a high level, the Company’s oil and gas sales revenue reached RMB54,464 million, representing a 63.9% growth over the same period last year. Despite escalating service fees and raw material prices, the Company recorded a net profit of RMB27,542 million, a notable 89.3% increase over last year due to effective cost control. Basic earnings per share were RMB0.62, representing an increase of 82.4% over the same period last year.

Affected by factors such as geopolitics, the market remained concerned about the supply of crude oil during the first half of the year. Coupled with a weak US dollar, oil supply was tight and oil prices continued to stay at a high level. Benefiting from this, the Company’s average realised oil price for the first half of the year reached US$102.49 per barrel, up 74.3% over the same period last year.

On the other hand, the Company continued to strengthen cost control on the back of a rapidly escalating cost environment throughout the industry. This has enabled us to maintain our competitive position as a low cost producer. For the first half of the year, excluding the factors of production tax and exchange rate, all-in cost per barrel of oil equivalent (“BOE”) in US dollar slightly increased 10.3% over the same period of last year, a commendable achievement under a climate of global inflation. This also demonstrates that the Company has achieved remarkable results in streamlining its management.

Through efforts from all levels of the Company, we will continue to conserve energy and reduce emissions in order to strengthen our cost control. Nevertheless, in view of spiraling costs within the industry and prevailing global inflation, the Company is expected to face mounting pressure from cost increases over the next few years.

Smooth Progress for Operations

For the first half of the year, the Company’s businesses progressed smoothly and achieved outstanding results.

In exploration, there were six new discoveries, including five independent discoveries, Kenli 3-2, Kenli 10-1, Qinhuangdao 35-2, Weizhou 6-3, and Wenchang 19-1 north, and one PSC discovery, Lufeng 7-2. These new discoveries will not only add to the Company’s reserves base, but also further proved the Company’s exploration research results and expanded exploration potential in offshore China, laying a solid foundation for the Company’s future exploration discoveries.

Apart from this, we have successfully appraised three oil and gas structures, including Liuhua 4-1, Weizhou 11-2 and Kenli 3-2, a new discovery we just made in the first half of the year.

With respect to development and production, as a result of the Company’s good management, our existing oil fields, including Luda, Panyu 4-2/5-1, Lufeng 13-2/13-1and Wenchang 13-1/13-2, achieved high production time efficiency amidst high international oil prices. In view of natural declining of production of existing oil and gas fields, the Company actively engaged new technological research and applications, and achieved satisfactory results in oilfields such as Nanbao 35-2. The timely commencement of production of Xijiang 23-1 and Wenchang oil fields provided strong support in helping the Company to reach its production target for the year. In the first half of the year, the Company’s net production reached 92.4 million BOE, representing an 8.3% increase over the same period last year. Barring unforeseen circumstances, we are confident of reaching our production target for the year.

Project construction progressed smoothly. Apart from the aforementioned Xijiang 23-1 and Wenchang oil fields, Weizhou 11-4 north, which is located at Western South China Sea, also began production at the beginning of the year. Other projects are also progressing as scheduled.

As a company that cares for the environment, community and staff, CNOOC Limited has always paid great attention to Health, Safety and Environmental Protection (HSE). In recent years, our HSE performance has made good progress. In the first half of the year, we are pleased to note that our OSHA statistical data continued to improve when compared to the same period last year.

In view of the Company’s sound financial performance and stable financial position, our board of directors has approved an interim dividend of HK$0.20 per share for 2008. I wish to take this opportunity to express my gratitude to all our shareholders for having extended their confidence to our Company.

High Growth Potential

Throughout the years, CNOOC Limited has been a company of solid growth. The satisfactory results achieved since the listing of the Company tells an exceptional growth story, and 2008 will be an important year in the growth history of the Company. This can be attributed not only to the significant growth in production, but more importantly to the several new major projects on stream this year, which will become a major impetus to the Company’s medium and long-term growth.

During the first half of the year, we are pleased to see that Xijiang 23-1 and Wenchang 19-1 of the Wenchang oil fields have consecutively begun production. In the near future, another major oilfield in offshore China, Penglai 19-3 Phase II platforms B, D and E are expected to commence production. Together with Nigeria OML130 project and Indonesia Tangguh LNG project, we envisage that these five major projects will become the key drivers for the Company’s medium and long-term growth.

Apart from these, two natural gas projects in offshore China will commence production this year. They are the Panyu 30-1 gas field and the Ledong 15-1/22-1 gas field. This will further increase the Company’s natural gas production, and will provide clean energy for China’s southeast coastal area.

In the second half of the year, we will seize every business opportunity and proactively co-ordinate our internal and external resources, meticulously organize our production activities and further streamline our cost structure. On the basis of HSE, we will strive to achieve better results for the Company and create higher returns for our shareholders.

Finally, on behalf of our board of directors, I wish to extend my sincere gratitude to the management and all staff for their hard work and outstanding performance.

Fu Chengyu
Chairman and Chief Executive Officer
Hong Kong, 27 August 2008

INTERIM RESULTS

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2008 as follows:

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2008
(All amounts expressed in thousands of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2008	2007
		(Unaudited)	(Unaudited)

REVENUE
Oil and gas sales	3	54,463,611	33,221,692
Marketing revenue	3	14,191,088	8,931,857
Other income		400,889	65,209

		69,055,588	42,218,758

EXPENSES
Operating expenses		(4,068,497)	(3,583,171)
Production taxes		(2,594,225)	(1,579,743)
Exploration expenses		(1,342,451)	(1,221,500)
Depreciation, depletion and amortisation		(4,349,676)	(3,535,960)
Dismantlement		(315,743)	(158,211)
Special oil gain levy		(9,745,988)	(2,255,043)
Crude oil and product purchases	3	(14,022,885)	(8,802,570)
Selling and administrative expenses		(831,507)	(706,310)
Others		(459,166)	(95,896)

		(37,730,138)	(21,938,404)

PROFIT FROM OPERATING ACTIVITIES		31,325,450	20,280,354
Interest income		356,603	246,934
Finance costs	4	(194,143)	(1,777,515)
Exchange gains, net		2,895,417	725,972
Investment income		192,578	231,934
Share of profits of associates		206,443	307,227
Non-operating (expense)/income, net	9	989,122	(1,828)

PROFIT BEFORE TAX		35,771,470	20,013,078
Income Tax	5(i)	(8,229,410)	(5,461,684)

PROFIT FOR THE PEROID ATTRIBUTABLE
TO SHAREHOLDERS OF THE COMPANY		27,542,060	14,551,394

EARNINGS PER SHARE
Basic	6	RMB 0.62	RMB 0.34
Diluted	6	RMB 0.61	RMB 0.34

DIVIDEND
Interim dividend declared	8	7,854,162	5,453,084

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
30 June 2008
(All amounts expressed in thousands of Renminbi)

	Notes	30 June	31 December
		2008	2007
		(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment, net		125,494,112	118,880,204
Intangible assets		1,264,117	1,331,204
Investments in associates		2,139,249	2,030,999
Available-for-sale financial assets		1,555,352	1,818,732

Total non-current assets		130,452,830	124,061,139

CURRENT ASSETS
Accounts receivable, net		15,107,918	10,105,442
Inventories and supplies		2,684,915	2,345,887
Held-to-maturity financial asset		—	3,000,000
Other current assets		1,989,625	1,949,461
Available-for-sale financial assets		8,253,670	6,687,948
Cash and deposits with banks		44,019,116	30,556,569

		72,055,244	54,645,307
Non-current asset classified as held for sale	9	—	1,086,798

Total current assets		72,055,244	55,732,105

CURRENT LIABILITIES
Short term bank loans		244,939	—
Accounts payable		7,434,701	7,172,072
Other payables and accrued liabilities		14,124,216	9,051,258
Taxes payable		5,933,539	4,690,026

		27,737,395	20,913,356
Liabilities directly associated with non-current asset
classified as held for sale	9	—	488,322

Total current liabilities		27, 737,395	21,401,678

NET CURRENT ASSETS		44,317,849	34,330,427

TOTAL ASSETS LESS CURRENT LIABILITIES		174,770,679	158,391,566

NON-CURRENT LIABILITIES
Long term bank loans		3,651,356	2,720,431
Long term guaranteed notes		6,767,328	8,325,519
Provision for dismantlement		7,359,416	6,737,319
Deferred tax liabilities		6,055,496	6,293,559

Total non-current liabilities		23,833,596	24,076,828

NET ASSETS		150,937,083	134,314,738

EQUITY
Equity attributable to shareholders of the Company
Issued capital	7	949,279	942,541
Reserves		149,987,804	133,372,197

TOTAL EQUITY		150,937,083	134,314,738

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2008
(All amounts expressed in thousands of Renminbi)

	Attributable to shareholders of the Company
	Issued share capital	Share premium and capital redemption reserve	Cumulative translation reserve	Statutory and non-distributive reserves	Other reserves	Retained earnings	Proposed final dividend	Total	Minority Interests	Total equity

Balances at 1 January 2007	923,653	34,965,514	(1,770,537)	19,460,631	275,045	47,915,803	6,001,819	107,771,928	41,945	107,813,873
Changes in fair value of available-for-sale
financial assets	—	—	—	—	(33,576)	—	—	(33,576)	—	(33,576)
Exchange realignment	—	—	(1,503,553)	—	—	—	—	(1,503,553)	—	(1,503,553)

Total income and expenses for the period
recognised directly in equity	—	—	(1,503,553)	—	(33,576)	—	—	(1,537,129)	—	(1,537,129)
Profit for the period	—	—	—	—	—	14,551,394	—	14,551,394	—	14,551,394

Total income and expenses for the period	—	—	(1,503,553)	—	(33,576)	14,551,394	—	13,014,265	—	13,014,265
2006 final dividends	—	—	—	—	—	25,598	(6,001,819)	(5,976,221)	—	(5,976,221)
Equity-settled share option
expenses	—	—	—	—	39,649	—	—	39,649	—	39,649
Conversion from bonds	53	25,687	—	—	—	—	—	25,740	—	25,740

Balances at 30 June 2007 (unaudited)*	923,706	34,991,201	(3,274,090)	19,460,631	281,118	62.492,795	—	114,875,361	41,945	114,917,306

Balances at 1 January 2008	942,541	41,043,786	(5,632,454)	20,000,000	4,848,022	66,060,398	7,052,445	134,314,738	—	134,314,738
Changes in fair value of available-for-sale
financial assets	—	—	—	—	(45,635)	—	—	(45,635)	—	(45,635)
Share of reserve change in associates	—	—	—	—	21,806	—	—	21,806	—	21,806
Exchange realignment	—	—	(5,223,093)	—	—	—	—	(5,223,093)	—	(5,223,093)

Total income and expenses for the period
recognised directly in equity	—	—	(5,223,093)	—	(23,829)	—	—	(5,246,922)	—	(5,246,922)
Profit for the period	—	—	—	—	—	27,542,060	—	27,542,060	—	27,542,060

Total income and expenses for the period	—	—	(5,223,093)	—	(23,829)	27,542,060	—	22,295,138	—	22,295,138
2007 final dividends	—	—	—	—	—	230,915	(7,052,445)	(6,821,530)	—	(6,821,530)
Equity-settled share option
expenses	—	—	—	—	59,840	—	—	59,840	—	59,840
Conversion from bonds	6,732	1,080,462	—	—	—	—	—	1,087,194	—	1,087,194
Exercise of share options	6	1,697	—	—	—	—	—	1,703	—	1,703

Balances at 30 June 2008 (unaudited)*	949,279	42,125,945	(10,855,547)	20,000,000	4,884,033	93,833,373	—	150,937,083	—	150,937,083

*	These reserve accounts comprise the consolidated reserves of approximately RMB149,987,804,000 (30 June 2007: approximately RMB113,951,655,000) in the interim condensed consolidated balance sheet.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2008
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1.	STATEMENT OF COMPLIANCE

These interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standard 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) issued by International Accounting Standards Board (“IASB”) for part of the period covered by the Group’s first annual IFRS financial statements for the year ending 31 December 2008.

These interim condensed consolidated financial statements are the first published financial statements in which the Group makes an explicit and unreserved statement of compliance with International Financial Reporting Standards (“IFRSs”) issued by IASB. Therefore, in preparing these financial statements, management has given due consideration to the requirements of IFRS 1.

These interim condensed consolidated financial statements for the six months ended 30 June 2008 also comply with Hong Kong Accounting Standard 34 Interim Financial Reporting (“HKAS 34”) issued by Hong Kong Institute of Certified Public Accountants (“HKICPA”). The comparative information presented in these interim financial statements is prepared under both IFRSs and Hong Kong Financial Reporting Standards (“HKFRSs”).

With due regard to the Group’s accounting policies in previous periods and the requirements of IFRS 1, management has concluded that no adjustments were required to the amounts reported under HKFRSs as at 1 January 2007, the date of IFRS adoption, or in respect of the six months ended 30 June 2007. The adoption of IFRS 1 has had no financial impact on the Group’s financial position as at 1 January 2007, 31 December 2007 and 30 June 2008, or the Group’s operating results or cash flows for the six months ended 30 June 2007 and 30 June 2008.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2007, which were prepared in accordance with HKFRSs issued by HKICPA.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2007, except for the adoption of a new Interpretation mandatory for annual periods beginning on or after 1 January 2008, as follows:

IFRIC 11/HK(IFRIC)-Int 11 IFRS/HKFRS 2 - Group and Treasury Share Transactions

This Interpretation requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The adoption of this Interpretation did not have any effect on the financial position or operating results of the Group.

3.	OIL AND GAS SALES AND MARKETING REVENUE

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

Marketing revenue represents the sales of oil and gas purchased from the foreign partners under production sharing contracts and the revenues from the trading of oil and gas through the Company’s subsidiary in Singapore. The costs of the oil and gas sold are included in “Crude oil and product purchases” in the interim condensed consolidated income statement.

4.	FINANCE COSTS

An amount of approximately RMB170,742,000 (six months ended 30 June 2007: approximately RMB139,745,000) of accretion expense for provision for dismantlement has been recognised in the interim condensed consolidated income statement during the period.

5.	TAX

(i)	Income tax

The Company and its subsidiaries are subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 17.5% (from January to March 2008) and 16.5% (first effective from the fiscal year beginning 1 April 2008) on the profits arising in or derived from Hong Kong.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to an enterprise income tax rate of 25% under the prevailing tax rules and regulations.

Dividend income derived by the Company from CNOOC China Limited is subject to a withholding tax rate of 10% under the prevailing tax rules and regulations. According to a tax treaty between Mainland China and Hong Kong, the reduced withholding tax rate is 5%.

The Company’s subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd, is subject to income tax at rates of 10% and 18% (first effective from the year of 2008), for its oil trading activities and other income-generating activities, respectively. The Company’s subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. According to the current tax treaty between Indonesia and Malaysia, the Company’s subsidiaries owning interests in oil and gas properties in Indonesia are subject to corporate and dividend tax combined at rates ranging from 43.125% to 51.875%. The Company’s subsidiary owning interests in oil and gas properties in the North West Shelf Project (the “NWS Project”) in Australia is subject to income tax at the rate of 30%. All of the Company’s other subsidiaries are not subject to any income tax in their respective jurisdictions for the periods presented.

Certain of the Group’s oil and gas interests in Indonesia are held through companies incorporated in Labuan. Companies incorporated in Labuan enjoy certain reduced tax rates provided by the tax treaty between Indonesia and Malaysia. In May 2006, certain proposed amendments to the tax treaty were agreed by the respective ministers of the two countries. According to the proposed amendments, the tax rates will increase from the range of 43.125%~51.875% to 48%~56%. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. It is still uncertain when the ratification will be completed by the two countries as at 30 June 2008.

(ii)	Other taxes

The Company’s PRC subsidiary pays the following other taxes:

—	Production tax equal to 5% of independent production and production under production sharing contracts;

—	Export tariff on revenue generated from export of petroleum oil at a rate of 5%;

—	Business tax at rates of 3% to 5% on other income.

6.	EARNINGS PER SHARE

	Six months ended 30 June
	2008	2007
	(Unaudited)	(Unaudited)

Earnings:
Profit from ordinary activities attributable to
shareholders for the period for the purpose of
basic earnings per share	RMB27,542,060,000	RMB14,551,394,000
Interest expenses and fair value losses recognised on the
embedded derivative components of convertible bonds	—	RMB1,602,568,000	*

Profit from ordinary activities attributable to
shareholders for the period for the purpose of
diluted earnings per share	RMB27,542,060,000	RMB16,153,962,000	*

Number of shares:
Weighted average number of ordinary shares for
the purpose of basic earnings per share before
effects of new shares issued	44,302,616,976	43,328,552,648

Weighted average effect of new shares issued
during the period	281,793,121	59,314

Weighted average number of ordinary shares for
the purpose of basic earnings per share	44,584,410,097	43,328,611,962

Effect of dilutive potential ordinary shares under
the share option schemes	183,370,739	79,499,953

Effect of dilutive potential ordinary shares for
convertible bonds based on the “if converted method”	46,025,125	1,319,787,406	*

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,813,805,961	44,727,899,321	*

Earnings per share – Basic	RMB0.62	RMB0.34

– Diluted	RMB0.61	RMB0.34	*

*
For the six months ended 30 June 2007, since the diluted earnings per share amount increased when taking the convertible bonds into account, the convertible bonds had an anti-dilutive effect and were ignored in the calculation of diluted earnings per share. Therefore, diluted earnings per share amount was based on the profit for the prior period attributable to shareholders of RMB14,551,394,000 and the weighted average of 43,408,111,915 ordinary shares.

7.	ISSUED CAPITAL

Shares	Number of shares	Share capital	Issued share capital equivalent of
		HK$’000	RMB’000

Authorised:
Ordinary shares of HK$0.02 each
as at 30 June 2008 and
31 December 2007	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each
as at 1 January 2007	43,328,552,648	866,571	923,653
Conversion of bonds	974,064,328	19,481	18,888

As at 31 December 2007 (audited)	44,302,616,976	886,052	942,541
Conversion of bonds	365,099,675	7,302	6,732
Exercise of options	333,333	7	6

As at 30 June 2008 (unaudited)	44,668,049,984	893,361	949,279

8.	DIVIDEND

On 27 August 2008, the Board declared an interim dividend of HK$0.20 per share (six months ended 30 June 2007: HK$0.13 per share), totalling approximately HK$8,933,610,000 (equivalent to approximately RMB7,854,162,000) (six months ended 30 June 2007: approximately RMB5,453,084,000), estimated based on the number of issued shares as at 30 June 2008.

9.	NON-CURRENT ASSET CLASSIFIED AS HELD FOR SALE

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

The related asset and long-term bank loan classified as held for sale as at 31 December 2007 were derecognised during the period upon completion of the transaction. The gain from the above mentioned transaction was recognised as non-operating income.

In addition, a Letter of Credit Agreement was signed between the Company and Talisman together with the execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

10.	SEGMENT INFORMATION

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under production sharing contracts and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The Group mainly engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products at offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Canada, and Singapore.

The following table presents revenue and profit information for the Group’s business segments.

	Independent operations Six months ended 30 June		Production sharing contracts Six months ended 30 June		Trading business Six months ended 30 June		Unallocated Six months ended 30 June		Eliminations Six months ended 30 June		Consolidated Six months ended 30 June
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment revenue
Sales to external
customers:
Oil and gas sales	27,119,597	14,261,842	27,344,014	18,959,850	—	—	—	—	—	—	54,463,611	33,221,692
Marketing revenue	—	—	—	—	14,191,088	8,931,857	—	—	—	—	14,191,088	8,931,857
Intersegment revenue	881,820	—	3,850,005	3,036,117	—	—	—	—	(4,731,825)	(3,036,117)	—	—
Other income	—	3,371	20,364	55,950	—	—	380,525	5,888	—	—	400,889	65,209

Total	28,001,417	14,265,213	31,214,383	22,051,917	14,191,088	8,931,857	380,525	5,888	(4,731,825)	(3,036,117)	69,055,588	42,218,758

Segment results
Profit attributable to
shareholders	15,702,913	9,102,656	16,675,595	11,412,513	168,203	132,602	(5,004,651)	(6,096,377)	—	—	27,542,060	14,551,394

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2008 are unaudited, but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants. The interim results for the six months ended 30 June 2008 have been reviewed by the Audit Committee of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

On 21 February 2008, all the outstanding bonds issued by CNOOC Finance (2004) Limited, a subsidiary of the Company, of US$1,000,000,000 zero coupon guaranteed convertible bonds due 2009 were fully redeemed.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices (the “Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the six months ended 30 June 2008, except for the deviations from the code provisions (“Code Provision”) A.2.1 and A.4.1 only. The following summarises the requirements under the relevant Code Provisions and the Company’s reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interests of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Nomination Committee of the Company also agreed that it is in the best interests of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors of the Company are subject to the retirement provisions under article 97 of the articles of association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and the incumbent independent non-executive directors of the Company, except Mr. Wang Tao who was elected as a new independent non-executive director of the Company for the first time by the shareholders at the annual general meeting of the Company on 29 May 2008, have all retired and stood for re-election in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2008, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 12 September 2008 to 19 September 2008 (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 11 September 2008. The interim dividend will be paid on or around 30 September 2008.

PUBLICATION OF INTERIM RESULTS AND INTERIM REPORT

This interim results announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The interim report will be dispatched to the shareholders of the Company and will be available at the website of The Stock Exchange of Hong Kong Limited and the website of the Company as soon as practicable.

By Order of the Board CNOOC Limited Kang Xin Company Secretary
Hong Kong, 27 August 2008

As at the date of this announcement, the Board comprises of:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

FORWARD-LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2007 Annual Report on Form 20-F filed on 26 June 2008. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.